UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 29, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number   1-2402

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jennie-O Turkey Store Retirement Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation 1 Hormel Place Austin, MN 55912 507-437-5611

Jennie-O Turkey Store Retirement Savings Plan
Audited Financial Statements and Supplemental Schedule
Years Ended October 29, 2017 and October 30, 2016

Report of Independent Registered Public Accounting Firm

The Hormel Foods Corporation Employee Benefits Committee and the Trustees
Jennie-O Turkey Store Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Jennie-O Turkey Store Retirement Savings Plan (the Plan) as of October 29, 2017 and October 30, 2016, and the related statement of changes in net assets available for benefits for the year ended October 29, 2017. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 29, 2017 and October 30, 2016, and the changes in its net assets available for benefits for the year ended October 29, 2017, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of October 29, 2017, have been subjected to audit procedures performed in conjunction with the audit of the Jennie-O Turkey Store Retirement Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
April 19, 2018

Jennie-O Turkey Store Retirement Savings Plan

Statements of Net Assets Available for Benefits

	October 29, 2017	October 30, 2016
Assets
Investments:
Investments at fair value	$164,404,947	$140,780,545
Investments at contract value	26,751,230	26,096,445
Total investments	191,156,177	166,876,990
Receivables:
Contributions from Jennie-O Turkey Store	193,494	191,093
Contributions from participants	176,583	151,540
Promissory notes from participants	14,962,784	13,885,037
Interest and dividend income	30,014	27,110
Total receivables	15,362,875	14,254,780
Net assets available for benefits	$206,519,052	$181,131,770

See accompanying notes to the financial statements.

Jennie-O Turkey Store Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended October 29, 2017	Year Ended October 30, 2016
Additions:
Contributions from Jennie-O Turkey Store	$10,020,379	$9,715,475
Contributions from participants	9,034,080	7,966,568
Employee rollover	214,181	192,137
Interest and dividend income	1,653,908	1,332,448
Interest income – promissory notes receivable	636,377	564,325
Total additions	21,558,925	19,770,953

Deductions:
Distributions	16,077,861	13,062,978
Administrative expenses	317,075	93,535
Total deductions	16,394,936	13,156,513

Net realized and unrealized appreciation in fair value of investments	20,223,293	3,584,944
Net additions	25,387,282	10,199,384
Net assets available for benefits at beginning of year	181,131,770	170,932,386
Net assets available for benefits at end of year	$206,519,052	$181,131,770

See accompanying notes to the financial statements.

Jennie-O Turkey Store Retirement Savings Plan
Notes to the Financial Statements
October 29, 2017

1. Description of the Plan
The following description of the Jennie-O Turkey Store Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution plan covering substantially all non-exempt employees of Jennie-O Turkey Store, Inc. (the Company or the Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility - Employees in recognized employment, as defined by the Plan, become participants upon completing 180 days of continuous service.
Contributions - Employees who elect to contribute to the Plan can authorize a deduction of 1% to 50% of their pre-tax compensation, subject to Internal Revenue Service (IRS) limitations. Effective January 1, 2017, employees can elect to contribute 1% to 50% of their after-tax compensation, subject to IRS limitations. Eligible employees who have not enrolled shall be deemed to have automatically elected to contribute 2% of their pre-tax compensation to the Plan through payroll deductions. Effective January 1, 2017, participants with authorized pre-tax deductions of less than 5% will have their contribution percentage increased by 1% each year up to a maximum of 5% of eligible compensation. Participants receive advance notice of their right to elect out of both of these automatic plan features and are permitted to stop or change either feature at any time.
The Company provides a matching contribution equal to 50% of the first 2% of pay contributed for the pay period. The Company’s fixed contribution to the Plan is an amount equal to 4% of the eligible employee’s earnings each pay period.
Participant Accounts - Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the employer’s contributions, and an allocation of the earnings and losses for the participant’s selected investment funds. The participant’s account is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Investments - Contributions to the Plan are invested in one or more investment funds at the option of the participant. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Participants may also invest in self-directed brokerage accounts.
Vesting - Participant contributions are fully vested immediately. The employer matching and fixed contributions are fully vested after three years of vesting service.

Payment of Benefits - Benefits are payable upon termination of service due to death, disability, termination, or retirement in the form of a lump sum equal to the vested value of the participant’s account. Effective January 1, 2017, participants may elect to receive the vested interest of their accounts in the form of an annuity, partial payments, or installments. Complete details of payment provisions are described in a summary plan description, available from the Sponsor.
Forfeitures and Unallocated Assets - Forfeited balances of terminated participants’ non-vested accounts are used to reduce future employer contributions or plan administrative expenses. Forfeitures used to reduce employer contributions and plan administrative expenses for the years ended October 29, 2017 and October 30, 2016, totaled $744,344 and $523,299, respectively. Forfeited accounts and unallocated assets (e.g. loan repayments, rollovers) as of October 29, 2017 and October 30, 2016 were $109,520 and $130,983, respectively.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one year to five years or up to 15 years for the purchase of a primary residence. The interest rate is 1% over the prime rate of interest published in The Wall Street Journal on the date the loan is granted. The loans are secured by the balance in the participant’s account. Participants are required to make repayments of principal and interest through payroll deductions. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Plan Termination - The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time, subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

2. Significant Accounting Policies
Basis of Accounting - The accounting records of the Plan are maintained on the accrual basis.
Investment Valuation and Income Recognition - Investments held by the Plan are stated at fair value with the exception of fully benefit-responsive investment contracts. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Contract value reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts. See Note 3 - Fair Value Measurements for further discussion of investment valuation.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no distributions payable to participants as of October 29, 2017 or October 30, 2016.

Notes Receivable from Participants - Promissory notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of October 29, 2017 or October 30, 2016.
Administrative Expenses - All costs and expenses of administering the Plan are paid by the Plan or the Employer.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recent Accounting Pronouncements - In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to present investments for which the practical expedient is used to measure fair value at net asset value (NAV) within the fair value hierarchy table. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The Plan elected to adopt ASU 2015-07 as of October 25, 2015. The adoption has been reflected in Note 3 - Fair Value Measurements of the financial statements.
In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. The Plan elected to adopt ASU 2015-12 Parts I and II as of October 25, 2015. The Plan is not adopting the provisions of ASU 2015-12 Part III.

3. Fair Value Measurements
Accounting guidance establishes a framework for measuring fair value. That framework classifies assets and liabilities measured at fair value into one of three levels based on the lowest level of input significant to the valuation. The three levels are defined as follows:

•	Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

•
Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments held by the Plan measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Non-Pooled Separate Account
The non-pooled separate account consists of common stock of Hormel Foods Corporation, which is valued at the last reported sales price on the last business day of the year, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This non-pooled separate account is deemed to be a Level 1 investment. Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in this fund. The Company has implemented a dividend pass through election for its participants.
As directed by State Street Global Advisors, the Plan’s independent fiduciary, the trustee will vote any allocated shares for which it has not received a voting instruction from the participant, as well as any unallocated shares, in the same proportion as those allocated shares for which participants have provided their voting instructions, unless contrary to ERISA. For tender or exchange offers, participants shall have the same rights as for voting, except that any shares for which participants have not provided a tender or exchange direction, will not be tendered or exchanged.

This fund is approximately 3% and 4% of the total investments in the Plan at October 29, 2017 and October 30, 2016, respectively.
Self-Directed Brokerage Assets
The self-directed brokerage assets consist of common stock and mutual funds, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months. These assets are deemed to be a Level 1 investment.

Separate Trust Accounts - Mutual Funds
The mutual funds are held in separate investment accounts, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, and cash. There are no restrictions on redemptions and no unfunded commitments.

•	The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.

•	The international equities investment includes a mix of predominately foreign common stocks and cash.

•
The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Separate Trust Accounts - Collective Trust Funds
The collective trust funds are held in separate investment accounts, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, and cash. There are no restrictions on redemptions and no unfunded commitments.

•
The LifePath funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

•	The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.

•	The international equities fund includes a mix of predominately foreign common stocks and cash.

•
The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, domestic and foreign common stocks, and cash.

The investments of the Plan that are measured at fair value on a recurring basis as of October 29, 2017 and October 30, 2016, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 29, 2017
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Non-pooled separate account:
Hormel Foods Corporation Stock Fund	$5,206,597	$5,206,597	$—	$—

Self-directed brokerage accounts	25,472	25,472	—	—
Total investments in the fair value hierarchy	5,232,069	$5,232,069	$—	$—

Investments measured at net asset value:
Separate trust accounts:
Mutual funds	18,464,955
Collective trusts	140,707,923
Total separate trust accounts	159,172,878
Total investments at fair value	$164,404,947

	Fair Value Measurements at October 30, 2016
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Non-pooled separate account:
Hormel Foods Corporation Stock Fund	$7,217,397	$7,217,397	$—	$—

Self-directed brokerage accounts	25,122	25,122	—	—
Total assets in the fair value hierarchy	7,242,519	$7,242,519	$—	$—

Investments measured at net asset value:
Separate trust accounts:
Mutual funds	13,937,490
Collective trusts	119,600,536
Total separate trust accounts	133,538,026
Total investments at fair value	$140,780,545

4. Fully Benefit-Responsive Investment Contract
The General Investment Account is a fully benefit-responsive investment and is reported at contract value in the statements of net assets available for benefits. The statements of changes in net assets available for benefits are also prepared on a contract value basis. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.
The fully benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual) is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as the investment-year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.
The investment option for the General Investment Account is a Guaranteed Interest Account, provided through a group annuity contract. This contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor. The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

5. Income Tax Status
The Plan has received a determination letter from the IRS dated December 7, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan is qualified and the related trust is tax exempt.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Related Parties
The Plan maintains the following investments that qualify as party-in-interest transactions:

•	collective trust funds managed by State Street Global Markets, LLC;

•	common stock of Hormel Foods Corporation; and

•	General Investment Account of the record keeper, the Massachusetts Mutual Life Insurance Company.

These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

7. Subsequent Events

Management evaluated subsequent events for the Plan through April 19, 2018, the date the financial statements were available to be issued.

Jennie-O Turkey Store Retirement Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 41-0734466 Plan Number: 003
October 29, 2017

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Insurance company general account:
Massachusetts Mutual Life Insurance Company*:
General Investment Account, contract value	1,184,358 units	$26,751,230

Non-pooled separate account:
State Street Corporation*:
Hormel Foods Corporation Stock Fund*	344,219 units	5,206,597

Separate trust accounts:
State Street Corporation*:
BlackRock Equity Index S&P 500	327,438 units	5,695,902
BlackRock LifePath Index 2020	1,386,107 units	17,409,310
BlackRock LifePath Index 2025	1,864,863 units	24,131,383
BlackRock LifePath Index 2030	1,772,826 units	23,557,029
BlackRock LifePath Index 2035	1,300,432 units	17,711,241
BlackRock LifePath Index 2040	770,306 units	10,713,908
BlackRock LifePath Index 2045	730,612 units	10,313,516
BlackRock LifePath Index 2050	684,459 units	9,757,556
BlackRock LifePath Index 2055	555,548 units	7,953,078
BlackRock LifePath Index 2060	37,755 units	450,867
BlackRock LifePath Index Retirement	641,056 units	7,781,356
BlackRock MSCI ACWI ex-US Index	40,973 units	510,092
BlackRock Russell 2500 Index	20,886 units	339,452
BlackRock US Debt Index	33,929 units	373,490
DFA US Large Cap Value Fund	77,256 units	3,011,431
Dodge & Cox International Stock Fund	59,031 units	2,739,019
Harbor Capital Appreciation	102,126 units	7,635,988
Meridian Small Cap Growth Fund	315,632 units	5,078,517
Prudential Core Plus Bond CIT	360,260 units	4,009,743
Total separate trust accounts		159,172,878

Self-directed brokerage assets
Charles Schwab & Co.		25,472

Promissory notes*	Varying maturity dates with interest rates ranging from 4.25% to 8.25%	14,962,784
Total assets (held at end of year)		$206,118,961

*Indicates a party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

JENNIE-O TURKEY STORE RETIREMENT SAVINGS PLAN

Date: April 19, 2018	By:	/s/ JAMES N. SHEEHAN
JAMES N. SHEEHAN Senior Vice President and Chief Financial Officer, Hormel Foods Corporation